SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               September 22, 2003

                          TECNOMATIX TECHNOLOGIES LTD.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [_] No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On
    --------------------------
    Harel Beit-On
    Chairman of the Board of Directors and Chief Executive Officer

Dated: September 22, 2003

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Copy for EDGAR

             TECNOMATIX COMPLETES ACQUISITION OF USDATA CORPORATION

           COMPANY TO OFFER COMPLETE MPM SOLUTION SPANNING THE ENTIRE
                         MANUFACTURING PROCESS LIFECYCLE

     HERZLIA, ISRAEL- SEPTEMBER 22, 2003 - Tecnomatix Technologies Ltd. (NASDAQ:
TCNO), the driving force in Manufacturing Process Management (MPM), today announced it has completed the acquisition of substantially all the assets and liabilities of USDATA Corporation, a leading North American developer of manufacturing execution systems (MES) based in Richardson, Texas.

     Under the asset transaction first announced on July 30, 2003, Tecnomatix issued in consideration for the acquired assets 851,226 ordinary shares of which 222,309 ordinary shares will be held in escrow for up to 18 months, and will issue up to an additional 94,581 ordinary shares post-closing, subject to certain adjustment provisions. As part of the asset purchase transaction, SCP Private Equity Partners II, L.P., the primary stockholder of USDATA, purchased from Tecnomatix 139,764 ordinary shares for an aggregate purchase price of $2,000,000, and a representative of SCP Private Equity Partners is expect to be appointed to the Tecnomatix Board of Directors.

     In connection with the acquisition, Tecnomatix entered into agreements which restrict sales and purchases of Tecnomatix shares by USDATA and its stockholders and place volume limitations on future sales of such shares.

     Harel Beit-On, chairman and chief executive officer of Tecnomatix, said, "We view the acquisition of USDATA assets as another step forward in our strategy of broadening the footprint of MPM throughout our customers' manufacturing facilities. This will allow us to offer an end-to-end solution for collaborative planning, engineering, and execution of manufacturing processes from the new product introduction phase through the execution cycle. Our customers will be able to monitor, supervise, and control the manufacturing processes on the shop floor, increasing response time and lowering costs. We believe that this ability will further differentiate Tecnomatix in the marketplace and will become a significant factor in our future growth.

     "We are pleased that the USDATA transaction closed on schedule. From an operational standpoint, we expect to rationalize the USDATA cost base immediately by reducing operating costs, including leasing, financial and legal expenses as appropriate. We are already well underway with planning the integration of the USDATA products with our eMPower(TM) family of MPM solutions. We are also in the process of augmenting the USDATA team with proven Tecnomatix employees in key management positions."

     The supervisory-level control and data acquisition (SCADA) and manufacturing execution systems (MES) products formerly offered by USDATA - FactoryLink(R) and Xfactory(R) - will be retained, developed and sold under the Tecnomatix name. Tecnomatix plans to maintain USDATA's extensive network of resellers, distributors and integration partners, augmented by existing Tecnomatix sales channels, to sell FactoryLink and Xfactory, and to leverage this network to sell other Tecnomatix products. Tecnomatix will retain the USDATA Richardson facility and product team as its SCADA and MES competency center.

ABOUT TECNOMATIX TECHNOLOGIES AND EMPOWER
Tecnomatix Technologies Ltd. is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information on eMPower products and solutions for MPM, please visit WWW.TECNOMATIX.COM.

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED. SUCH STATEMENTS MAY RELATE TO THE COMPANY'S PLANS, OBJECTIVES AND EXPECTED FINANCIAL AND OPERATING RESULTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO: CURRENCY FLUCTUATIONS, GLOBAL ECONOMIC AND POLITICAL CONDITIONS, MARKET DEMAND FOR TECNOMATIX PRODUCTS AND SERVICES, LONG SALES CYCLES, NEW PRODUCT DEVELOPMENTS, ASSIMILATING FUTURE ACQUISITIONS, MAINTAINING RELATIONSHIPS WITH CUSTOMERS AND PARTNERS, AND INCREASED COMPETITION. FOR MORE DETAILS ABOUT THE RISKS AND UNCERTAINTIES OF THE BUSINESS, REFER TO THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. TECNOMATIX UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.